Exhibit 99.7

NICE Interactions EMEA 2019 to Showcase Best Practices for Elevating
Personal Connections via Analytics, Automation, Cloud and WFO

The flagship conference will feature more than 50 sessions presented by customers and industry experts

Hoboken, N.J., May 13, 2019 – NICE (Nasdaq: NICE) today announced the launch of Interactions EMEA 2019, its flagship conference delivering innovative content, live demonstrations and networking opportunities. The event will showcase innovative ways to drive customer engagement via analytics, automation, cloud and workforce optimization. With ‘Personal Connections Elevated’ as its theme, the event will feature exclusive content curated by NICE customers and industry experts and will be held at Cineworld Cinema - The 02 in Greenwich, London on 4-5 June.

Interactions EMEA 2019 will host over 500 customers and industry leaders, and will feature speakers from customers such as Deloitte, Deutsche Telekom, Experian, MoneyGram, Orange Poland, Samsung, Sitel Group, Teleperformance and Thomas Cook. NICE CEO, Barak Eilam and renowned actor, writer, comedian, Stephen Fry will deliver keynote addresses at the conference. Television broadcaster and panelist, June Sarpong will also join the event.

Comprising seven interactive breakout tracks and over 50 sessions, Interactions EMEA 2019 is dedicated to empowering organizations and their executives in facilitating exceptional customer experiences and improving business performance. Sessions will include: Innovations in Robotic Process Automation (RPA), Making Smart Customer Connections with Analytics and Quality Management, Using Cloud to Deliver an Omnichannel Customer Experience, Picture Customer Feedback Management, Advances in Compliance, Recording and Fraud Prevention and Driving Employee Engagement and Financial Compliance. A rich array of workshops will also be offered at the event, covering topics such as harnessing data analytics for business transformation, the economics of customer experience and more, as well as hands-on training from seasoned specialists and consultants. In addition, NICE will host a Business Partner Summit on 3 June, where attendees can participate in demos of cutting-edge technology and connect with NICE executives and product experts.

John O’Hara, President, NICE EMEA, said: "With the enterprise technology landscape rapidly evolving and innovative advances being made in the cloud, Interactions EMEA 2019 is a fantastic opportunity for our network to learn from their peers and gain game-changing insights. By attending this event, attendees will learn new ways to enhance and personalize their interactions with customers, while staying on top of the industry's latest and emerging trends."

To register for the event, please click here. To keep up to date with the latest news regarding Interactions EMEA 2019, follow NICE on Twitter @NICELtd, on Facebook and LinkedIn, or via the hashtag #NICEi19London.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. O'Hara, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.